# SEC Schedule 13G/A (Amendment No. 13) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Hills Bancorporation, CIK 0000732417
CUSIP: 431643105
Title of class of securities: Common Stock, $0 par value per share
Address of issuer's principal executive offices: 131 East Main Street, PO Box 160, Hills, Iowa (IA), 52235
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000732417-24-000004
Filed by CIK 0001309148

## Reporting persons
- Hills Bank & Trust Co: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Iowa (IA); does not affirm membership in a group (box b); sole voting power 0; shared voting power 670,236; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 670,236 (7.5% of the class)

## Item 1. Issuer
Name of issuer: Hills Bancorporation
Address of issuer's principal executive offices: 131 East Main Street, PO Box 160, Hills, IA, 52235

## Item 2. Person Filing
Name of person filing: Hills Bank and Trust Company, as Trustee of the Hills Bank and Trust Company Employee Stock Ownership Plan and Trust
Address of principal business office or, if none, residence: Same as in Item 1
Citizenship: State of Iowa

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: employee benefit plan or endowment fund (EP)

## Item 4. Ownership
Amount beneficially owned: See Row 9 of the cover page.
Percent of class: See Row 11 of the cover page.
Sole power to vote or to direct the vote: See Rows 5, 6, 7 and 8 of the cover page.
Shared power to vote or to direct the vote: See Rows 5, 6, 7 and 8 of the cover page.
Sole power to dispose or to direct the disposition: See Rows 5, 6, 7 and 8 of the cover page.
Shared power to dispose or to direct the disposition: See Rows 5, 6, 7 and 8 of the cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Participants in the ESOP receive dividends on the shares that have been allocated to their respective accounts and may also direct the disposition of such shares under certain circumstances. The ESOP Committee of the Board of Directors of Hills Bank and Trust Company has the power to determine whether dividends on unallocated shares that are paid to the ESOP are distributed to participants, are used to repay the ESOP loan or other ESOP expenses, or are otherwise invested. There are currently no unallocated shares held by the ESOP Trust.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Hills Bank & Trust Co: /s/ Lisa A. Shileny, Lisa A. Shileny, President (08/07/2025)